EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

by and among

NSE Products, Inc.

and

LifeGen Technologies, LLC

and

Richard Weindruch and Tomas Prolla

dated

December 13, 2011

INDEX OF DEFINITIONS

Defined Term	Section
“Agreement”	Introductory paragraph
“Allocation”	§ 2.6
“Assignment and Assumption Agreement”	§ 2.7 (a)(i)
“Assumed Liabilities”	§ 2.4(a)
“Balance Sheet”	§ 3.4
“Benefit Plans”	§ 3.11
“Bill of Sale”	§ 2.7(a)(i)
“Buyer”	Introductory paragraph
“Buyer’s Closing Documents”	§ 4.2(a)
“Buyer Indemnified Persons”	§ 8.2
“Closing”	§ 2.6
“Consulting Agreements”	§ 2.7(a)(v)
“Damages”	§ 8.2
“DTLRA”	Recitals
“Excluded Assets”	§ 2.2(a)
“GAAP”	§ 1.2(b)
“Indemnified Person”	§ 8.8(a)
“Indemnifying Person”	§ 8.8(a)
“Interim Balance Sheet”	§ 3.4
“Members”	Introductory paragraph
“Noncompetition Agreements”	§ 2.7(a)(vi)
“Purchased Assets”	§ 2.1
“Purchase Price”	§ 2.2(d)
“Real Property”	§ 3.6(b)
“Research and Development Agreement”	§ 2.7(a)(vii)
“Retained Liabilities”	§ 2.4(b)
“Seller”	Introductory paragraph
“Seller’s Closing Documents”	§ 3.2(a)

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (“Agreement”) is dated December 13, 2011, by and among NSE Products, Inc., a Delaware corporation (“Buyer”); LifeGen Technologies, LLC, a Wisconsin limited liability company (“Seller”); Richard Weindruch, a resident of Wisconsin; and Tomas Prolla, a resident of Wisconsin (Dr. Weindruch and Dr. Prolla are referred to herein as “Members”).

RECITALS

Seller is in the business of performing research relating to genes and aging;

Seller and Buyer entered into a Development, Technology Licensing, and Research Agreement, dated September 4, 2009 (“DTLRA”), pursuant to which Seller was engaged to perform a Development Program  using LifeGen Technology and creating Development Project IP (each as defined in the DTLRA), the ownership of which was allocated under provisions of the DTLRA.  Under the DTLRA Buyer was granted a license to use LifeGen Technology.

Buyer desires to freely use LifeGen Technology in products and research done by or on Buyer’s behalf and desires to acquire substantially all of the LifeGen Technology that Seller owns, including Seller’s interest in the Development Project IP and substantially all of the tangible assets Seller uses in performing research for Buyer and other research clients and to terminate the DTLRA, in view of Buyer’s acquisition of such research assets.

Upon Buyer’s acquisition of such research assets, Buyer and Seller desire to enter into a new Research Agreement for Seller to continue certain ongoing research projects of Buyer and to undertake certain agreed new research projects for a period planned to be two years, using on a loaned basis the research assets Buyer acquires.

Members own the following percentages of the issued and outstanding membership interests of Seller:  Dr. Weindruch: 41.594% and Dr. Prolla: 27.730%.  Seller desires to sell, and Buyer desires to purchase, the research assets of Seller for the consideration and on the terms set forth in this Agreement.

The parties, intending to be legally bound, agree as follows:

I.           Definitions and Usage

1.1 Definitions.

For purposes of this Agreement, the following terms and variations thereof have the meanings specified or referred to in this Section 1.1:

“Closing Date”—the date on which the Closing actually takes place.

“Consent”—any approval, consent, ratification, waiver or other authorization.

“Contemplated Transactions”—all of the transactions contemplated by this Agreement.

“Contract”—any agreement, contract, lease, consensual obligation, promise or undertaking (whether written or oral and whether express or implied), whether or not legally binding.

“Disclosure Schedules”—the disclosure schedules delivered by Seller and Members to Buyer concurrently with the execution and delivery of this Agreement.

“Effective Time”—12:01 a.m., Central Time, on the Closing Date.

“Encumbrance”—any charge, claim, community or other marital property interest, condition, equitable interest, lien, option, pledge, security interest, mortgage, right of way, easement, encroachment, servitude, right of first option, right of first refusal or similar restriction, including any restriction on use, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership.

“ERISA”—the Employee Retirement Income Security Act of 1974.

“Governing Documents”—with respect to any particular entity, (a) if a corporation, the articles or certificate of incorporation and the bylaws; (b) if a limited liability company, the articles of organization and operating agreement; (c) if another type of Person, any other charter or similar document adopted or filed in connection with the creation, formation or organization of the Person; (d) all equityholders’ agreements, voting agreements, voting trust agreements, joint venture agreements, registration rights agreements or other agreements or documents relating to the organization, management or operation of any Person or relating to the rights, duties and obligations of the equityholders of any Person; and (e) any amendment or supplement to any of the foregoing.

“Governmental Authorization”—any Consent, license, registration or permit issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body”—any (a) nation, state, county, city, town, borough, village, district or other jurisdiction; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasi-governmental powers); (d) multinational organization or body; (e) body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; or (f) official of any of the foregoing.

“Intellectual Property Assets” —intellectual property rights, including:

(i) assumed fictional business names, trade names, registered and unregistered trademarks, service marks and applications (collectively, “Marks”);

(ii) patents, patent applications and inventions and discoveries that may be patentable (collectively, “Patents”);

(iii) registered and unregistered copyrights in both published works and unpublished works including copyright rights in Software (collectively, “Copyrights”);

(iv) rights in mask works (“Mask Works”);

(v) know-how, trade secrets, confidential or proprietary information, customer lists, Software, technical information, data, process technology, plans, drawings and blue prints (collectively, “Trade Secrets”);

(vi) rights in internet domain names and social media account names (collectively “Net Names”); and

(vii) all other material intellectual and industrial property rights of every kind and nature and however designated,

“IRS”—the United States Internal Revenue Service and, to the extent relevant, the United States Department of the Treasury.

“Knowledge”—an individual will be deemed to have Knowledge of a particular fact or other matter if:

(a)           that individual is actually aware of that fact or matter; or

(b)           a prudent individual could be expected to discover or otherwise become aware of that fact or matter in the course of conducting a reasonably comprehensive investigation regarding the accuracy of any representation or warranty contained in this Agreement.

As to Seller, Knowledge shall mean only the Knowledge (as set forth in (a) and (b) above) of Dr. Weindruch and Dr. Prolla; and as to Buyer, Knowledge shall mean only the Knowledge (as set forth in (a) and (b) above) of Tyler Whitehead.

“Legal Requirement”—any federal, state, local, municipal, foreign, international, multinational or other constitution, law, ordinance, principle of common law, code, regulation, statute or treaty.

“Liability”—with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Order”—any order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Body or arbitrator.

“Ordinary Course of Business”—an action taken by a Person will be deemed to have been taken in the Ordinary Course of Business only if that action:  (a) is consistent in nature, scope and magnitude with the past practices of such Person and is taken in the ordinary course of the normal, day-to-day operations of such Person; and (b) does not require authorization by the board of directors or shareholders of such Person (or by any Person or group of Persons exercising similar authority) and does not require any other separate or special authorization of any nature.

“Owned IP” —Intellectual Property Assets owned by Seller.

“Person”—an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a Governmental Body.

“Proceeding”—any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Representative”—with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of that Person.

“Software”—all computer software and subsequent versions thereof, including source code, object, executable or binary code, objects, comments, screens, user interfaces, report formats, templates, menus, buttons and icons and all files, data, materials, manuals, design notes and other items and documentation related thereto or associated therewith.

“Tax”—any income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, windfall profit, customs, vehicle, airplane, boat, vessel or other title or registration, capital stock, franchise, employees’ income withholding, foreign or domestic withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, value added, alternative, add-on minimum and other tax, fee, assessment, levy, tariff, charge or duty of any kind whatsoever and any interest, penalty, addition or additional amount thereon imposed, assessed or collected by or under the authority of any Governmental Body or payable under any tax-sharing agreement or any other Contract.

“Tax Return”—any return (including any information return), report, statement, schedule, notice, form, declaration, claim for refund or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Third Party”—a Person that is not a party to this Agreement.

“Third-Party Claim”—any claim against any Indemnified Person by a Third Party, whether or not involving a Proceeding.

“Third Party Owned IP” —Intellectual Property Assets owned by a Third Party.

1.2 Usage.

(a) Interpretation.  In this Agreement, unless a clear contrary intention appears:

(i) the singular number includes the plural number and vice versa;

(ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(iii) reference to any gender includes each other gender;

(iv) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof;

(v) reference to any Legal Requirement means such Legal Requirement as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Legal Requirement means that provision of such Legal Requirement from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision;

(vi) “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof;

(vii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term;

(viii) “or” is used in the inclusive sense of “and/or”;

(ix) with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”; and

(x) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto.

(b) Accounting Terms and Determinations.  Unless otherwise specified herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with generally accepted accounting principles for financial reporting in the United States, (“GAAP”).

(c) Legal Representation of the Parties.  This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.

II.           Sale and Transfer of Assets; Closing

2.1 Termination; Assets to be Sold; License.

Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, but effective as of the Effective Time, Seller and Buyer agree to terminate the DTLRA, and Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire from Seller, free and clear of any Encumbrances, all of Seller’s right, title and interest in and to the following:

(a) all of Seller’s property and assets that are set forth on Exhibit 2.1(a);

(b) all of the Contracts set forth on Exhibit 2.1(b);

(c) all insurance benefits, including rights and proceeds, arising from or relating to the above assets, unless expended in accordance with this Agreement; and

(d) all claims of Seller against Third Parties relating to the above assets, whether choate or inchoate, known or unknown, contingent or noncontingent.

All of the property and assets to be transferred to Buyer hereunder are herein referred to collectively as the “Purchased Assets.”

Notwithstanding the foregoing, the transfer of the Purchased Assets pursuant to this Agreement shall not include the assumption of any Liability related to the Purchased Assets unless Buyer expressly assumes that Liability pursuant to Section 2.4(a).

Although the parties agree to terminate the DTLRA as of the Effective Time, the parties further agree that the royalty obligations of Buyer shall have terminated as of September 30, 2011, such that any Gross Sales under the DTLRA received on or after October 1, 2011 shall be free of any Product Royalty.

2.2 Excluded Assets; License.

(a) Notwithstanding anything to the contrary contained in Section 2.1 or elsewhere in this Agreement, certain assets of Seller which, if owned or possessed by Buyer, might lead to undesired obligations, are not part of the Purchased Assets described in Section 2.1 (collectively, the “Excluded Assets”) and shall remain the property of Seller after the Closing, but shall be used under terms and conditions that protect the value Buyer acquires in the Purchased Assets.  Buyer shall have the option to own and/or possess such assets in the future without further payment to Seller or to determine their disposition, including abandonment, as required to protect the value Buyer acquires in the Purchased Assets.

(b) To fully enable Buyer’s use of the Purchased Assets, Seller grants Buyer and its affiliates and their distributors a royalty-free, perpetual, irrevocable, worldwide license to use any Owned IP (other than Marks or Net Names Seller owns) included in the Excluded Assets for the purpose of making, having made, using, selling, offering for sale or importing any current or future cosmetic or dietary products or services of Buyer or its affiliates and their distributors (including products developed  under the DTLRA) and carrying on any current or future research and development activity by or for Buyer or its affiliates, including the Development Program.  This license is sublicensable to Buyer affiliates, distributors and customers.  To the extent Buyer reasonably needs and request documents that describe or embody such licensed Owned IP, Seller shall promptly supply such documents, and may charge Buyer the reasonable cost of any copies that may need to be made.

(c) Seller and Buyer agree that the data mining tool software (“DBTool”) that is used in and/or with the LifeGenDB database as identified in Exhibit 2.1 (“LifeGenDB”) is not a Purchased Asset, but will be handled according to the following provisions:

(i) Seller will use the DBTool to continue to operate and provide access to the LifeGenDB for Seller employees, for current LifeGenDB licensee Alltech, Inc., for authorized representatives of Buyer and its affiliates and for any future LifeGenDB licensee approved by Buyer.  Seller shall provide Buyer such access to the LifeGenDB for a period continuing  to June 30, 2015.  Buyer will pay the costs of maintaining the LifeGenDB up to that date.  At this date, Seller may discontinue operation of the database, but shall follow instructions of Buyer with respect to delivery of, or other disposition of, the data in the LifeGenDB and of the DBTool.  In operating the LifeGenDB, Seller shall be responsible to ensure that the portions of the data proprietary to Alltech, Inc., to Buyer or its affiliates, or any other party that is permitted to include its proprietary data in the LifeGenDB are accessible only by the owner of such data or other parties having the express permission of such owner.  Upon Buyer’s request, Seller shall at any time provide Buyer an electronic copy in agreed format and media of all data in the LifeGenDB that is not proprietary to another party, and if Buyer requests, a copy of the DBTool (not including any open source software contained therein).

(ii) To the extent Buyer representatives require a password or user ID in order to access the LifeGenDB, Buyer will promptly and securely supply, or permit Buyer representatives to establish, the same.

(iii) Buyer shall have the right upon reasonable notice to Seller to view a copy of the DBTool source code at any time and may make a copy of and use any portions of the source or object code (other than any portions comprising open source) to aid in developing a similar tool.  Seller and Buyer agree to treat the source and object code of the DBTool as confidential information of Seller (held for the benefit of Buyer).  Buyer shall be free to use any similar tool Buyer develops in the operations of Buyer and its affiliates worldwide and free of any royalty or restriction.

(iv) Seller shall use reasonable security measures to ensure that the only parties permitted to  use the DBTool are Buyer, Alltech Inc. or another licensee Buyer has approved, and Seller shall not disclose the source or object code of the DBTool to any party, other than Buyer, or a software support consultant to Seller who has signed a written confidentiality agreement protecting both the code of the DBTool and the data in the LifeGen DB.

(d) Seller agrees that any Marks or Net Names and any other rights in the name LifeGen that Seller owns shall be used only during the term of the Research and Development Agreement and only in connection with the activities contemplated by the Research and Development Agreement or the Consulting Agreements.  Seller agrees to follow Buyer’s instructions as to discontinuing use of and disposition of all Marks or Net Names and any other rights in the name LifeGen that Seller owns, as provided in the Research and Development Agreement or in Buyer instructions that supersede the Research and Development Agreement.

(e) Seller has advised Buyer that the Development Program does not require the use of any rights, data or materials Seller holds under license from the Wisconsin Alumni Research Foundation (“WARF Technology”).  Seller shall not assign to Buyer hereunder any WARF Technology and will immediately inform Buyer if Seller plans to use any WARF Technology in any endeavor for Buyer.  Seller further agrees not to use the WARF Technology for any other party (other than for Preexisting Agreements as defined in the Research and Development Agreement), without the written permission of Buyer, which Buyer may in its discretion withhold.

(f) In the event the terms and conditions governing Seller’s possession, use or licensing of any rights, products or services, including software from Affymetrix, Inc., prevent the sale and assignment of any of the rights, products or services to be included in the Purchased Assets or their use as contemplated in the Research and Development Agreement, such rights, products or services shall be treated as Excluded Assets until Buyer and Seller arrange for acceptable consents to permit the planned assignment, or if such consents cannot be obtained on commercially reasonable terms, then Buyer and Seller shall work out arrangements that provide Buyer rights of use or access or service arrangements that come as close as possible to the rights Buyer would have had if the sale and assignment and the actions under the Research and Development Agreement had been possible.

2.3 Consideration.

The consideration for the Purchased Assets (the “Purchase Price”) will be eleven million six hundred sixty-two thousand and five hundred dollars ($11,662,500).

2.4 Liabilities.

(a) Assumed Liabilities.  On the Closing Date, but effective as of the Effective Time, Buyer shall assume and agree to discharge only any Liability arising after the Effective Time under the Contracts described in Exhibit 2.1(b) (the “Assumed Liabilities”):

(b) Retained Liabilities.  The Retained Liabilities shall remain the sole responsibility of and shall be retained, paid, performed and discharged solely by Seller.  “Retained Liabilities” shall mean every Liability of Seller other than the Assumed Liabilities, including:

(i) any Liability under any Contract assumed by Buyer pursuant to Section 2.1(b) that arises after the Effective Time but that arises out of or relates to any breach of the Contract that occurred prior to the Effective Time;

(ii) any Liability of Seller under this Agreement or any other document executed in connection with the Contemplated Transactions; and

(iii) any Liability of Seller based upon Seller’s acts or omissions occurring after the Effective Time.

2.5 Allocation.

Buyer and Seller shall jointly allocate the Purchase Price in accordance with Section 1060 of the Code (the “Allocation”) among the Purchased Assets, as reasonably determined by Buyer and Seller within 45 days after the Closing.  Seller and Buyer agree to prepare and file an IRS Form 8594 for or such other form or statement as may be required by applicable law, rule or regulation, and any comparable state or local income tax form, in a manner consistent with the Allocation. Seller and Buyer shall adhere to the Allocation for all tax-related purposes including any federal, foreign, state, county or local income and franchise tax return filed by them after the Closing Date, including the determination by Seller of taxable gain or loss on the sale of the Purchased Assets and the determination by Buyer of its tax basis with respect to the Purchased Assets. Neither Buyer nor Seller shall file any tax returns or, in a judicial or administrative proceeding, assert or maintain any tax reporting position that is inconsistent with this Agreement or the Allocation agreed to in accordance with this Agreement, unless required to do so by applicable law.

2.6 Closing.

The purchase and sale provided for in this Agreement (the “Closing”) will take place at the offices of Neider & Boucher, S.C., at 401 Charmany Dr., Madison, Wisconsin 53719, commencing at 10:00 a.m. (Central Time) on December 13, 2011, unless Buyer and Seller otherwise agree.

2.7 Closing Obligations.

In addition to any other documents to be delivered under other provisions of this Agreement, at the Closing:

(a) Seller and Members, as the case may be, shall deliver to Buyer, together with funds sufficient to pay all Taxes necessary for the transfer, filing or recording thereof:

(i) a bill of sale for all of the Purchased Assets in the form of Exhibit 2.7(a)(i) (the “Bill of Sale”) executed by Seller;

(ii) an assignment of all of the Purchased Assets that are intangible personal property (exclusive of Intellectual Property Assets), which assignment shall also contain Buyer’s undertaking and assumption of the Assumed Liabilities, in the form of Exhibit 2.7(a)(ii) (the “Assignment and Assumption Agreement”), executed by Seller;

(iii) assignments of all Intellectual Property Assets and separate assignments of all registered Marks, Patents and Copyrights executed by Seller in the form of Exhibit 2.7(a)(iii), executed by Seller;

(iv) such other deeds, bills of sale, assignments, certificates of title, documents and other instruments of transfer and conveyance as may reasonably be requested by Buyer, each in form and substance satisfactory to Buyer and its legal counsel and executed by Seller;

(v) consulting agreements executed by Dr. Weindruch and Dr. Prolla in the form of Exhibit 2.7(a)(v) (the “Consulting Agreements”);

(vi) noncompetition agreements, executed by each Member in the form of Exhibit 2.7(a)(vi) (the “Noncompetition Agreements”);

(vii) a new Research and Development Agreement, in the form of Exhibit 2.7(a)(vii) (the “Research and Development Agreement”), executed by Seller and replacing the terminated DTLRA dated September 4, 2009;

(viii) a duly executed certificate in the form specified in Treas. Reg. Section 1.1445-2(b);

(ix) a certificate executed by Seller and each Member as to the accuracy of their representations and warranties as of the date of this Agreement and as of the Closing in accordance with Section 5.1 and as to their compliance with and performance of their covenants and obligations to be performed or complied with at or before the Closing in accordance with Section 5.2; and

(x) a certificate of the President of Seller certifying, as complete and accurate as of the Closing, attached copies of the Governing Documents of Seller, certifying and attaching all requisite resolutions or actions of Seller’s managers and members approving the execution and delivery of this Agreement and the consummation of the Contemplated Transactions and certifying to the incumbency and signatures of the officers of Seller executing this Agreement and any other document relating to the Contemplated Transactions.

(b) Buyer shall deliver to Seller and Members, as the case may be:

(i) the Purchase Price, by wire transfer to an account designated by Seller;

(ii) the Assignment and Assumption Agreement executed by Buyer;

(iii) the Consulting Agreements executed by Buyer;

(iv) the Noncompetition Agreements executed by Buyer;

(v) the Research and Development Agreement, executed by Buyer;

(vi) a certificate executed by Buyer as to the accuracy of its representations and warranties as of the date of this Agreement and as of the Closing in accordance with Section 6.1 and as to its compliance with and performance of its covenants and obligations to be performed or complied with at or before the Closing in accordance with Section 6.2; and

(vii) a certificate of the Secretary of Buyer certifying, as complete and accurate as of the Closing, attached copies of the Governing Documents of Buyer and certifying and attaching all requisite resolutions or actions of Buyer’s board of directors approving the execution and delivery of this Agreement and the consummation of the Contemplated Transactions and certifying to the incumbency and signatures of the officers of Buyer executing this Agreement and any other document relating to the Contemplated Transactions.

III.           Representations and Warranties of Seller and Members

Seller and each Member represent and warrant, jointly and severally, except as set forth in the Disclosure Schedules, as follows:

3.1 Organization and Good Standing.

Seller is a limited liability company duly formed, validly existing and in good standing under the laws of its jurisdiction of formation, with full limited liability company power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under the Contracts to which it is a party.  Seller is duly qualified to do business as a foreign limited liability company and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification.

3.2 Enforceability; Authority; No Conflict.

(a) This Agreement constitutes the legal, valid and binding obligation of Seller and each Member, enforceable against each of them in accordance with its terms.  Upon the execution and delivery by Seller and Members of the Consulting Agreements, the Noncompetition Agreement, the Research and Development Agreement and each other agreement to be executed or delivered by any or all of Seller and Members at the Closing (collectively, the “Seller’s Closing Documents”), each of Seller’s Closing Documents will constitute the legal, valid and binding obligation of each of Seller (if a party thereto) and the Members (if parties thereto), enforceable against each of them in accordance with its terms, except that the enforceability of this Agreement and Seller’s Closing Documents may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally, and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

(b) Except as set forth in Section 3.2(b) of the Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time), (i) breach any provision of any of the Governing Documents of Seller, (ii) breach or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under any Legal Requirement or any Order to which Seller or either Member, or any of the Purchased Assets, may be subject; or (iii) breach any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any Contract; or (iv) result in any member of the Seller having the right to exercise dissenters’ appraisal rights.

(c) Except as set forth in Section 3.2(c) of the Disclosure Schedules, neither Seller nor either Member is required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

3.3 Capitalization.

The authorized equity securities of Seller consist of One Million (1,000,000) membership units, of which Five Hundred Seventy Seven Thousand and Two (577,002) units are issued and outstanding, four hundred thousand (400,000) of which are owned by the Members.  The Members are and will be on the Closing Date the record and beneficial owners and holders of the units owned by each of them, free and clear of all Encumbrances.  There are no Contracts relating to the issuance, sale or transfer of any equity securities or other securities of Seller.

3.4 Financial Statements.

Seller has delivered to Buyer:  (a) a compiled balance sheet of Seller as at December 31, 2010, and the related compiled statements of operations, changes in members’ equity and cash flows for the year then ended and the accompanying supplementary information, together with the accountants’ completed report, which report indicates that the accountants are not considered independent.

3.5 Books and Records.

The books of account and other financial records of Seller, all of which have been made available to Buyer, are complete and correct in all material respects and represent actual, bona fide transactions.  The minute books of Seller, all of which have been made available to Buyer, contain accurate and complete Records of all formal meetings held of, and corporate action taken by, the managers and the members of Seller, and no formal meeting of any such members or managers has been held for which minutes have not been prepared or are not contained in such minute books.

3.6 Real Property.

(a) Owned Real Property.  Seller owns no real property.

(b) No Proceedings.   To Seller’s Knowledge, there are no eminent domain or other similar proceedings pending or threatened affecting any portion of the real property leased by Seller, including any structures, facilities, improvements, fixtures, systems, equipment and items of property presently or hereafter located thereon or attached thereto and any easements, licenses, rights or appurtenances relating to the foregoing (the “Real Property”).  To Seller’s Knowledge, there is no writ, injunction, decree, order or judgment outstanding, nor any action, claim, suit or proceeding, pending or threatened, relating to the ownership, lease, use, occupancy or operation by any Person of any Real Property.

(c) Current Use. The use and operation of the Real Property by Seller does not violate in any material respect any instrument of record or agreement affecting the Real Property.  To Seller’s Knowledge, there is no violation of any covenant, condition, restriction, easement or order of any Governmental Authority having jurisdiction over such property or of any other Person entitled to enforce the same affecting the Real Property or the use or occupancy thereof.  No damage or destruction has occurred with respect to any of the Real Property that would, individually or in the aggregate, have or result in a material adverse effect on the business.

3.7 Title to Purchased Assets; Encumbrances.

Seller owns good and transferable title to all of the Purchased Assets free and clear of any Encumbrances, except as set forth in Section 3.18(c) of the Disclosure Schedules.  Seller warrants to Buyer that, at the time of Closing, all Purchased Assets shall be free and clear of all Encumbrances, except as set forth in Section 3.18(c) of the Disclosure Schedules.  The Purchased Assets are in reasonably good repair and operating condition (subject to normal wear and tear) and, to Seller’s Knowledge, there are no facts or conditions affecting the Purchased Assets which could, individually or in the aggregate, reasonably be expected to have a material adverse effect.

3.8 No Undisclosed Liabilities.

Except as set forth in Section 3.8 of the Disclosure Schedules, Seller has no Liability except for Liabilities reflected or reserved against in the Balance Sheet or the Interim Balance Sheet and current liabilities incurred in the Ordinary Course of Business of Seller since the date of the Interim Balance Sheet.

3.9 Taxes.

Seller has filed or caused to be filed on a timely basis all Tax Returns and all reports with respect to Taxes that are or were required to be filed pursuant to applicable Legal Requirements.  All Tax Returns and reports filed by Seller are true, correct and complete.  Seller has paid, or made provision for the payment of, all Taxes that have or may have become due for all periods covered by the Tax Returns or otherwise, or pursuant to any assessment received by Seller, except such Taxes, if any, as are listed in Section 3.9 of the Disclosure Schedules and are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP) have been provided in the Balance Sheet and the Interim Balance Sheet.  Seller currently is not the beneficiary of any extension of time within which to file any Tax Return.  No claim has ever been made or is expected to be made by any Governmental Body in a jurisdiction where Seller does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.  There are no Encumbrances on any of the Purchased Assets that arose in connection with any failure (or alleged failure) to pay any Tax, and Seller has no Knowledge of any basis for assertion of any claims attributable to Taxes which, if adversely determined, would result in any such Encumbrance.

3.10 No Material Adverse Change.

Since the date of the Balance Sheet, there has not been any material adverse change in the business, operations, prospects, assets, results of operations or condition (financial or other) of Seller, and no event has occurred or circumstance exists that may result in such a material adverse change.

3.11 Employee Benefits.

Except as set forth on Section 3.11 of the Disclosure Schedules with respect to current or former employees of Seller, independent contractors, or the spouses, beneficiaries or dependents thereof, Seller does not maintain or contribute to, has not maintained or contributed to, does not have and has not had any obligation to contribute to, or does not have and has not had any actual Liability or potential Liability with respect to any (i) deferred compensation or bonus or retirement plans or arrangements, (ii) qualified or nonqualified defined contribution or defined benefit plans or arrangements which are employee pension benefit plans (as defined in Section 3(2) of ERISA),(iii) employee welfare benefit plans (as defined in Section 3(1) of ERISA), stock option or stock purchase plans, or material fringe benefit plans or programs whether in writing or oral and whether or not terminated, or (iv) employee benefit plan (as defined in Section 3(3) of ERISA) or other employee benefit plan, program or arrangement of any kind.  Seller has never contributed to any multiemployer pension plan (as defined in Section 3(37) of ERISA), and Seller has never maintained or contributed to any defined benefit plan (as defined in Section 3(35) of ERISA).  The plans listed on Section 3.11 of the Disclosure Schedules are referred to herein as the “Benefit Plans.”

3.12 Compliance with Legal Requirements; Governmental Authorizations.

(a) Except as set forth in Section 3.12(a) of the Disclosure Schedules:

(i) Seller is, and at all times since January 1, 2010, has been, in material compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets;

(ii) no event has occurred or circumstance exists that (with or without notice or lapse of time) (A) may constitute or result in a violation by Seller of, or a failure on the part of Seller to comply with, any Legal Requirement in any material respect or (B) may give rise to  any obligation on the part of Seller to undertake, or to bear all or any portion of the cost of, any remedial action of any nature; and

(iii) Seller has not received, at any time since January 1, 2007, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement or (B) any actual, alleged, possible or potential obligation on the part of Seller to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(b) Section 3.12(b) of the Disclosure Schedules contains a complete and accurate list of each Governmental Authorization that is held by Seller or that otherwise relates to Seller’s business or the Purchased Assets.  Each Governmental Authorization listed or required to be listed in Section 3.12(b) of the Disclosure Schedules is valid and in full force and effect.  Except as set forth in Section 3.12(b) of the Disclosure Schedules:

(i) Seller is, and at all times since January 1, 2007, has been, in material compliance with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Section 3.12(b);

(ii) no event has occurred or circumstance exists that may (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a violation of or a failure to comply with any term or requirement of any Governmental Authorization listed or required to be listed in Section 3.12(b) in any material respect or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation or termination of, or any modification to, any Governmental Authorization listed or required to be listed in Section 3.12(b);

(iii) Seller has not received, at any time since January 1, 2007, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible or potential violation of or failure to comply with any term or requirement of any Governmental Authorization or (B) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination of or modification to any Governmental Authorization; and

(iv) all applications required to have been filed for the renewal of the Governmental Authorizations listed or required to be listed in Section 3.12(b) have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Bodies.

The Governmental Authorizations listed in Section 3.12(b) collectively constitute all of the Governmental Authorizations necessary to permit Seller to lawfully conduct and operate its business in the manner in which it currently conducts and operates such business and to permit Seller to own and use its assets in the manner in which it currently owns and uses such assets.

3.13 Legal Proceedings; Orders.

(a) Except as set forth in Section 3.13(a) of the Disclosure Schedules, there is no pending or, to Seller’s Knowledge, threatened Proceeding:

(i) by or against Seller or that otherwise relates to or may affect the business of, or any of the assets owned or used by, Seller; or

(ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Contemplated Transactions.

To the Knowledge of Seller, no event has occurred or circumstance exists that is reasonably likely to give rise to or serve as a basis for the commencement of any such Proceeding.

(b) Except as set forth in Section 3.13(b) of the Disclosure Schedules:

(i) there is no Order to which Seller, its business or any of the Purchased Assets is subject; and

(ii) to the Knowledge of Seller, no officer, director, agent or employee of Seller is subject to any Order that prohibits such officer, director, agent or employee from engaging in or continuing any conduct, activity or practice relating to the business of Seller.

3.14 Contracts; No Defaults.

(a) Section 3.14(a) of the Disclosure Schedules contains an accurate and complete list, and Seller has delivered to Buyer accurate and complete copies, of: (i) each Contract of Seller that involves performance of services or delivery of goods or materials by or to Seller of an amount or value in excess of one hundred thousand dollars ($100,000); (ii) each Contract of Seller affecting the ownership of, leasing of, title to, use of or any leasehold or other interest in any of the Purchased Assets; (iii) each Contract of Seller (however named) involving a sharing of profits, losses, costs or liabilities by Seller with any other Person; (iv) each Contract of Seller containing covenants that in any way purport to restrict Seller’s business activity or limit the freedom of Seller to engage in any line of business or to compete with any Person; (v) each written warranty, guaranty and/or other similar undertaking with respect to contractual performance extended by Seller other than in the Ordinary Course of Business; and (vi) each amendment, supplement and modification (whether oral or written) in respect of any of the foregoing.

(b) Except as set forth in Section 3.14(b) of the Disclosure Schedules:

(i) each Contract identified in Exhibit 2.1(b) is in full force and effect and is valid and enforceable in accordance with its terms;

(ii) each Contract identified in Exhibit 2.1(b) is assignable by Seller to Buyer without the consent of any other Person; and

(iii) there is no default or claim of default under any Contract listed in Exhibit 2.1(b), and no event has occurred that, with the passage of time or the giving of notice or both, would constitute a default thereunder or would permit modification, acceleration, or termination of any Contract listed in Exhibit 2.1(b), or result in the creation of an Encumbrance on any of the Purchased Assets.

3.15 Insurance.

Section 3.15 of the Disclosure Schedules sets forth, by year, for the current policy year and each of the three (3) preceding policy years a summary of the loss experience under each policy of insurance.  Seller’s insurance policies provide adequate insurance coverage for the Purchased Assets and the operations of Seller for all risks normally insured against by a Person carrying on the same business or businesses as Seller in the same location.

3.16 Environmental Matters.

Seller is, and at all times has been, in compliance in all material respects with, and has not been and is not in violation in any material respect of or liable under, any environmental law.  Neither Seller nor either Member has any basis to expect, nor has any of them or any other Person for whose conduct they are or may be held to be responsible received, any actual or threatened order, notice or other communication from (i) any Governmental Body or private citizen acting in the public interest or (ii) the current or prior owner or operator of any of the Real Property, of any actual or potential violation or failure to comply with any environmental law, or of any actual or threatened obligation to undertake or bear the cost of any environmental, health and safety Liabilities with respect to any property or asset (whether real, personal or mixed) in which Seller has or had an interest, or with respect to any property at or to which hazardous materials were generated, manufactured, refined, transferred, imported, used or processed by Seller or any other Person for whose conduct it is or may be held responsible, or from which hazardous materials have been transported, treated, stored, handled, transferred, disposed, recycled or received.

3.17 Employees.

(a) Seller has been in material compliance with all applicable requirements of law which relate to employment, termination of employment, labor relations, employment taxes, classification of employees, prices, wages, hours, discrimination in employment, collective bargaining and other similar employment practices or acts.

(b) To the Knowledge of Seller, no officer, director, agent, employee, consultant, or contractor of Seller is bound by any Contract that purports to limit the ability of such officer, director, agent, employee, consultant, or contractor (i) to engage in or continue or perform any conduct, activity, duties or practice relating to the business of Seller or (ii) to assign to Seller or to any other Person any rights to any invention, improvement, or discovery.  No former or current employee of Seller is a party to, or is otherwise bound by, any Contract that in any way adversely affected, affects, or will affect the ability of Seller or Buyer to conduct the business as heretofore carried on by Seller.

3.18 Intellectual Property Assets.

(a) Section 3.18(a)(1) of the Disclosure Schedules contains a complete and accurate list of all Owned IP that is registered with any government or private IP registration authority and Section 3.18(a)(2) of the Disclosure Schedules contains a complete and accurate list of all material unregistered Owned IP, provided that unregistered Copyrights and any Trade Secrets may be identified by category or area or, in the case of software, by file name and a functional description.

(b) Section 3.18(b)(1) of the Disclosure Schedules contains a complete and accurate list and summary description, including any royalties received by Seller, and Seller has delivered to Buyer accurate and complete copies, of all Contracts of Seller relating to licenses out of Owned IP.  Section 3.18(b)(2) of the Disclosure Schedules contains a complete and accurate list and summary description, including any royalties paid by Seller, and Seller has delivered to Buyer accurate and complete copies, of all Seller Contracts relating to licenses in of Third Party Owned IP, except for any license implied by the sale of a product and perpetual, paid-up licenses for commonly available Software programs with a value of less than $1,000 under which Seller is the licensee.  There are no outstanding and, to Seller’s Knowledge, no threatened disputes or disagreements with respect to any such listed Contracts.

(c) (i)           Except as set forth in Section 3.18(c) of the Disclosure Schedules, the Owned IP and the Seller Contracts relating to licenses in of Third Party Owned IP comprise all the Intellectual Property Assets necessary for the operation of Seller’s business as it is currently conducted.  With the purchase of the Purchased Assets, and with the license of Owned IP included in Excluded Assets under Section 2.2(b), Buyer will have all rights in Owned IP necessary for the operation of Seller’s business as it is currently conducted, and Buyer and its affiliates and their distributors shall be free to deal in any current or future cosmetic and dietary products or services (including products developed under the DTLRA) without payment of any royalty or other further compensation to Seller or any party known to Seller and free of any claim of Seller with respect to any Owned IP or Intellectual Property Assets derived from the Owned IP and owned in the future by Seller.  Except as set forth in Section 3.18(c) of the Disclosure Schedules, Seller is the owner of all right, title and interest in and to each item included in the Owned IP, free and clear of all Encumbrances, and Seller has the right to use without payment to a Third Party all of the Third Party Owned IP used in Seller’s business, other than as provided in respect of licenses listed in Section 3.18(b)(2) of the Disclosure Schedules.  All copies of Software owned or controlled by Seller and all uses of Software by Seller are within the scope of licenses granted to Seller and Seller has documents evidencing such licenses.

(ii) Except as set forth in Section 3.18(c) of the Disclosure Schedules, all former and current employees or consultants of Seller have executed written Contracts with Seller that assign to Seller all rights to any inventions, improvements, discoveries, information or other Intellectual Property Assets relating to the business of Seller, or where possible make the contributions of such employees or consultants works made for hire for Seller.

(d) (i)           All of the issued Patents included in Owned IP are currently in compliance with formal legal requirements (including payment of filing, examination and maintenance fees and proofs of working or use), are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within 90 days after the Closing Date.

(ii) No Patent included in Owned IP has been or is now involved in any interference, reissue, reexamination, or opposition Proceeding.  To Seller’s Knowledge, there is no potentially interfering patent or patent application of any Third Party.

(iii) Except as set forth in Section 3.18(d) of the Disclosure Schedules, no Patent included in Owned IP is infringed or, to Seller’s Knowledge, has been challenged or threatened in any way.

(e) (i)           Section 3.18(e) of the Disclosure Schedules contains a complete and accurate list and summary description of all Marks and a listing by category or area of all material Copyrights used by Seller.

(ii) The LifeGen name listed has been used by Seller since at least as early as March 16, 2001, in connection with “research services for others on genes and aging and nutrition” and “offering a database of gene data on genes and aging and nutrition”;

(iii) To Seller’s knowledge, the application of Roger Waite, DBA LifeGen, Inc., Serial No. 85191831, filed Dec. 7, 2010 is the only potentially interfering or infringing trademark or trademark application or use of any other Person;

(iv) No such Mark has been or is now involved in any opposition, invalidation or cancellation Proceeding and, to Seller’s Knowledge, no such action is threatened with respect to any of the Marks.

(v) To Seller’s knowledge no Copyright included in Owned IP is infringed or has been challenged or threatened in any way.

(vi) All material published works encompassed by the Copyrights included in the Owned IP have been marked with the proper copyright notice.

(f) (i)           With respect to each Trade Secret included in Owned IP, the documentation relating to such Trade Secret is current, accurate and sufficient in detail and content to identify and explain it and to allow its full and proper use without reliance on the knowledge or memory of any individual.

(ii) Seller has taken all reasonable precautions to protect the secrecy, confidentiality and value of all Trade Secrets included in Owned IP (including the enforcement by Seller of a policy requiring each employee or contractor to execute proprietary information and confidentiality agreements substantially in Seller’s standard form, and all current and former employees and contractors of Seller have executed such an agreement).

(iii) Seller has good title to and an absolute right to use the Trade Secrets included in Owned IP.  The Trade Secrets are not part of the public knowledge or literature and, to Seller’s Knowledge, have not been used, divulged or appropriated either for the benefit of any Person (other than Seller) or to the detriment of Seller.  No Trade Secret is subject to any adverse claim or has been challenged or threatened in any way or infringes any intellectual property right of any other Person.

(g) (i)           All Net Names included in Owned IP have been registered in the name of Seller and are in compliance with all formal Legal Requirements.

(ii) No Net Name included in Owned IP has been or is now involved in any dispute, opposition, invalidation or cancellation Proceeding and, to Seller’s Knowledge, no such action is threatened with respect to any such Net Name.

(iii) To Seller’s Knowledge, there is no domain name application pending of any other person which would or would potentially interfere with or infringe any Net Name.

(iv) No Net Name is infringed or, to Seller’s Knowledge, has been challenged, interfered with or threatened in any way.  No Net Name infringes, interferes with or is alleged to interfere with or infringe the trademark, copyright or domain name of any other Person.

(h) Seller’s current use of the Owned IP and the products and services of Seller’s business as currently conducted do not infringe or misappropriate any Third Party Owned IP.

(i) Seller has the unencumbered right to disclose all information or materials that it assigns, licenses or otherwise transfers to Buyer under this Agreement and no such information or materials is subject to the rights of any present or former research client or other third party that disclosed it to Seller.

3.19 Software, Etc.

(a) All Software that is part of Owned IP has been developed consistent with accepted industry practices, including best practices for reliability, stability and scalability.  Seller has documentation meeting industry standards and sufficient to permit users and IT support personnel of average skill to use and support Seller owned Software.  To the knowledge of Seller, the Software used in the Seller business is substantially free of any material defects, bugs and errors and does not contain or make available any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or impairment or disablement of Software, data or other materials.

(b) Seller has used commercially reasonable efforts to (i) identify any Open Source used in its Software or otherwise in Seller’s business.  No Software included in Owned IP is or has become subject to Open Source disclosure obligations.

3.20 Affiliate Transactions.

No officer, manager, employee, member, or affiliate of Seller or any individual related by marriage or adoption to any such individual or any entity in which any such Person owns any beneficial interest, is a party to any Contract or transaction with Seller or has any interest in any of the Purchased Assets.

3.21 Brokers or Finders.

Neither Seller nor any of its Representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the sale of the Purchased Assets or the Contemplated Transactions.

3.22 Solvency.

(a) Seller is not now insolvent and will not be rendered insolvent by any of the Contemplated Transactions.  As used in this section, “insolvent” means that the sum of the debts and other probable Liabilities of Seller exceeds the present fair saleable value of Seller’s assets.

(b) Immediately after giving effect to the consummation of the Contemplated Transactions:  (i) Seller will be able to pay its Liabilities as they become due in the usual course of its business; (ii) Seller will not have unreasonably small capital with which to conduct its present or proposed business; (iii) Seller will have assets (calculated at fair market value) that exceed its Liabilities; and (iv) taking into account all pending and threatened litigation, final judgments against Seller in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, Seller will be unable to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such actions and the earliest reasonable time at which such judgments might be rendered) as well as all other obligations of Seller.  The cash available to Seller, after taking into account all other anticipated uses of the cash, will be sufficient to pay all such debts and judgments promptly in accordance with their terms.

3.23 Disclosure.

Buyer acknowledges that except for the representations and warranties contained in this Article III, neither Seller nor any person or entity acting on behalf of Seller makes or has made any other express or implied representation or warranty to Buyer, and Seller hereby disclaims all such other representations and warranties.

IV.           Representations and Warranties of Buyer

Buyer represents and warrants to Seller and Members as follows:

4.1 Organization and Good Standing.

Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to conduct its business as it is now conducted.

4.2 Authority; No Conflict.

(a) This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.  Upon the execution and delivery by Buyer of the Assignment and Assumption Agreement, the Consulting Agreements, the Noncompetition Agreement, the Research and Development Agreement, and each other agreement to be executed or delivered by Buyer at Closing (collectively, the “Buyer’s Closing Documents”), each of the Buyer’s Closing Documents will constitute the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its respective terms; except that the enforceability of this Agreement and Buyer’s Closing Documents may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally, and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).  Buyer has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and the Buyer’s Closing Documents and to perform its obligations under this Agreement and the Buyer’s Closing Documents, and such action has been duly authorized by all necessary corporate action.

(b) Neither the execution and delivery of this Agreement by Buyer nor the consummation or performance of any of the Contemplated Transactions by Buyer will give any Person the right to prevent, delay or otherwise interfere with any of the Contemplated Transactions pursuant to:

(i) any provision of Buyer’s Governing Documents;

(ii) any resolution adopted by the board of directors or the shareholders of Buyer;

(iii) any Legal Requirement or Order to which Buyer may be subject; or

(iv) any Contract to which Buyer is a party or by which Buyer may be bound.

Buyer is not and will not be required to obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

4.3 Certain Proceedings.

There is no pending Proceeding that has been commenced against Buyer and that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Contemplated Transactions.  To Buyer’s Knowledge, no such Proceeding has been threatened.

4.4 Brokers or Finders.

Neither Buyer nor any of its Representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with the Contemplated Transactions.

V.           Conditions Precedent to Buyer’s Obligation to Close

Buyer’s obligation to purchase the Purchased Assets and to take the other actions required to be taken by Buyer at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer, in whole or in part):

5.1 Accuracy of Representations.

All of Seller’s and Members’ representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), that do not contain an express materiality qualification shall have been accurate in all material respects as of the date of this Agreement, and shall be accurate in all material respects as of the time of the Closing as if then made.  All of Seller’s and Members’ representations and warranties in this Agreement that contains an express materiality qualification, shall have been accurate in all respects as of the date of this Agreement, and shall be accurate in all respects as of the time of the Closing as if then made.

5.2 Seller’s Performance.

All of the covenants and obligations that Seller and Members are required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), shall have been duly performed and complied with in all material respects.

5.3 Consents.

Each of the Consents identified in Section 5.3 of the Disclosure Schedules shall have been obtained and shall be in full force and effect.

VI.           Conditions Precedent to Seller’s Obligation to Close

Seller’s obligation to sell the Purchased Assets and to take the other actions required to be taken by Seller at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Seller in whole or in part):

6.1 Accuracy of Representations.

All of Buyer’s representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), that do not contain an express materiality qualification shall have been accurate in all material respects as of the date of this Agreement, and shall be accurate in all material respects as of the time of the Closing as if then made.  Each of Buyer’s  representations and warranties in this Agreement that contains an express materiality qualification, shall have been accurate in all respects as of the date of this Agreement, and shall be accurate in all respects as of the time of the Closing as if then made.

6.2 Buyer’s Performance.

All of the covenants and obligations that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), shall have been performed and complied with in all material respects.

VII.           Additional Covenants

7.1 Reports and Returns.

Seller shall promptly after the Closing prepare and file all reports and returns required by Legal Requirements relating to the business of Seller as conducted using the Purchased Assets, to and including the Effective Time.

7.2 Assistance in Proceedings.

Seller will cooperate with Buyer and its counsel in the contest or defense of, and make available its personnel and provide any testimony and access to its books and records in connection with, any Proceeding involving or relating to (a) any Contemplated Transaction or (b) any action, activity, circumstance, condition, conduct, event, fact, failure to act, incident, occurrence, plan, practice, situation, status or transaction on or before the Closing Date involving Seller or its business or either Member.

7.3 Insurance During Transition.

Seller will keep in force for a transition period extending three months from the Closing Date all property insurance that immediately before Closing Seller has in force to protect against loss or damage to the personal property items included in Purchased Assets.

7.4 Further Assurances.

The parties shall cooperate reasonably with each other and with their respective Representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall (a) furnish upon request to each other such further information; (b) execute and deliver to each other such other documents; and (c) do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the Contemplated Transactions.

VIII.           Indemnification; Remedies

8.1 Survival.

All representations, warranties, covenants and obligations in this Agreement, the Disclosure Schedules, the supplements to the Disclosure Schedules, the certificates delivered pursuant to Section 2.7 and any other certificate or document delivered pursuant to this Agreement shall survive the Closing and the consummation of the Contemplated Transactions, subject to Section 8.6.  The right to indemnification, reimbursement or other remedy based upon such representations, warranties, covenants and obligations shall not be affected by any investigation conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or obligation; provided, however that Buyer warrants and represents that as of the date hereof it has no actual Knowledge of any inaccuracy of or failure to comply with any such representation, warranty, covenant or obligation.  The waiver of any condition based upon the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, reimbursement or other remedy based upon such representations, warranties, covenants and obligations.

8.2 Indemnification and Reimbursement by Seller and Members.

Seller and each Member, jointly and severally, will indemnify and hold harmless Buyer, and its Representatives, shareholders, subsidiaries and affiliated parties (collectively, the “Buyer Indemnified Persons”), and will reimburse the Buyer Indemnified Persons for any loss, liability, claim, damage, expense (including costs of investigation and defense and reasonable attorneys’ fees and expenses) or diminution of value, whether or not involving a Third-Party Claim (collectively, “Damages”), arising from or in connection with:

(a) any breach of any representation or warranty made by Seller or either Member in (i) this Agreement (including the Disclosure Schedules), (ii) the certificates delivered pursuant to Section 2.7, (iii) any transfer instrument or (iv) any other certificate, document, writing or instrument delivered by Seller or either Member pursuant to this Agreement;

(b) any breach of any covenant or obligation of Seller or either Member in this Agreement or in any other certificate, document, writing or instrument delivered by Seller or either Member pursuant to this Agreement;

(c) any Liability arising out of the ownership or operation of the Purchased Assets prior to the Effective Time;

(d) any brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding made, or alleged to have been made, by any Person with Seller or either Member (or any Person acting on their behalf) in connection with any of the Contemplated Transactions;

(e) any product or component thereof manufactured by or shipped, or any services provided by, Seller, in whole or in part, prior to the Closing Date;

(f) any noncompliance with any bulk sales laws or fraudulent transfer law in respect of the Contemplated Transactions;

(g) any liability under the Worker Adjustment and Retraining Notification Act or any similar state or local Legal Requirement that may result from an “Employment Loss”, as defined by 29 U.S.C. sect. 2101(a)(6), caused by any action of Seller prior to the Closing or by Buyer’s decision not to hire previous employees of Seller;

(h) any Employee Plan established or maintained by Seller; or

(i) any Retained Liabilities.

8.3 Indemnification and Reimbursement by Buyer.

Buyer will indemnify and hold harmless Seller and its Representatives, members, subsidiaries, and affiliated parties (collectively, the “Seller Indemnified Parties”), and will reimburse Seller, for any Damages arising from or in connection with:

(a) any breach of any representation or warranty made by Buyer in this Agreement or in any certificate, document, writing or instrument delivered by Buyer pursuant to this Agreement;

(b) any breach of any covenant or obligation of Buyer in this Agreement or in any other certificate, document, writing or instrument delivered by Buyer pursuant to this Agreement;

(c) any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such Person with Buyer (or any Person acting on Buyer’s behalf) in connection with any of the Contemplated Transactions; or

(d) any Assumed Liabilities.

8.4 Limitations on Amount—Seller and Members.

Seller and Members shall have no liability (for indemnification or otherwise) with respect to claims under Section 8.2(a) until the total of all Damages with respect to such matters exceeds One Hundred Thousand dollars ($100,000) and then only for the amount by which such Damages exceed such amount.  In addition, the aggregate liability (for indemnification or otherwise) of Seller and Members with respect to claims under Section 8.2(a) (except for claims due to a breach of Section 3.18 or Section 3.19) shall not exceed 15% of the Purchase Price.  The aggregate liability (for indemnification or otherwise) of Seller and Members with respect to claims under Section 8.2(a) due to a breach of Section 3.18 or 3.19 shall not exceed 25% of the Purchase Price.  However, this Section 8.4 will not apply to (i) claims under Section 8.2(b) through (i), (ii) to matters arising in respect of Sections 3.7, 3.9, 3.21 or 3.22, or (iii) to any knowing or intentional breach by Seller or either Member of Seller’s or Members’ representations and warranties or any intentional breach by Seller or either Member of any covenant or obligation.

8.5 Limitations on Amount—Buyer.

Buyer will have no liability (for indemnification or otherwise) with respect to claims under Section 8.3(a) until the total of all Damages with respect to such matters exceeds One Hundred Thousand dollars ($100,000) and then only for the amount by which such Damages exceed One Hundred Thousand dollars ($100,000).  However, this Section 8.5 will not apply to claims under Section 8.3(b) through (d) or matters arising in respect of Section 4.4 or to any breach of any of Buyer’s representations and warranties of which Buyer had Knowledge at any time prior to the date on which such representation and warranty is made or any intentional breach by Buyer of any covenant or obligation, and Buyer will be liable for all Damages with respect to such breaches.

8.6 Time Limitations.

(a) If the Closing occurs, Seller and Members will have liability (for indemnification or otherwise) with respect to any breach of (i) a covenant or obligation to be performed or complied with prior to the Closing Date (other than those in Sections 2.1 and 2.4(b) and Article VII, as to which a claim may be made at any time) or (ii) a representation or warranty (other than those in Sections 3.7, 3.9,  3.21 and 3.22, as to which a claim may be made at any time), only if on or before 18 months after the Closing Date, Buyer notifies Seller or Members of a claim specifying the factual basis of the claim in reasonable detail to the extent then known by Buyer.

(b) If the Closing occurs, Buyer will have liability (for indemnification or otherwise) with respect to any breach of (i) a covenant or obligation to be performed or complied with prior to the Closing Date or (ii) a representation or warranty (other than that set forth in Section 4.4, as to which a claim may be made at any time), only if on or before 18 months after the Closing Date, Seller or Members notify Buyer of a claim specifying the factual basis of the claim in reasonable detail to the extent then known by Seller or Members.

8.7 Right of Setoff.

Upon notice to Seller specifying in reasonable detail the basis therefor, Buyer may set off any amount to which it may be entitled under this Article VIII against amounts otherwise payable under the Research and Development Agreement or the Consulting Agreements.  The failure to exercise such right of setoff will not constitute an election of remedies or limit Buyer in any manner in the enforcement of any other remedies that may be available to it.

8.8 Third-Party Claims.

(a) Promptly after receipt by a Person entitled to indemnity under Section 8.2 or 8.3 (an “Indemnified Person”) of notice of the assertion of a Third-Party Claim against it, such Indemnified Person shall give notice to the Person obligated to indemnify under such Section (an “Indemnifying Person”) of the assertion of such Third-Party Claim, provided that the failure to notify the Indemnifying Person will not relieve the Indemnifying Person of any liability that it may have to any Indemnified Person, except to the extent that the Indemnifying Person demonstrates that the defense of such Third-Party Claim is prejudiced by the Indemnified Person’s failure to give such notice.

(b) If an Indemnified Person gives notice to the Indemnifying Person pursuant to Section 8.8(a) of the assertion of a Third-Party Claim, the Indemnifying Person shall be entitled to participate in the defense of such Third-Party Claim and, to the extent that it wishes (unless (i) the Indemnifying Person is also a Person against whom the Third-Party Claim is made and the Indemnified Person determines in good faith that joint representation would be inappropriate or (ii) the Indemnifying Person fails to provide reasonable assurance to the Indemnified Person of its financial capacity to defend such Third-Party Claim and provide indemnification with respect to such Third-Party Claim), to assume the defense of such Third-Party Claim with counsel satisfactory to the Indemnified Person.  After notice from the Indemnifying Person to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnifying Person shall not, so long as it diligently conducts such defense, be liable to the Indemnified Person under this Article VIII for any fees of other counsel or any other expenses with respect to the defense of such Third-Party Claim, in each case subsequently incurred by the Indemnified Person in connection with the defense of such Third-Party Claim, other than reasonable costs of investigation.  If the Indemnifying Person assumes the defense of a Third-Party Claim, (i) such assumption will conclusively establish for purposes of this Agreement that the claims made in that Third-Party Claim are within the scope of and subject to indemnification, and (ii) no compromise or settlement of such Third-Party Claims may be effected by the Indemnifying Person without the Indemnified Person’s Consent unless (A) there is no finding or admission of any violation of Legal Requirement or any violation of the rights of any Person; (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Person; and (C) the Indemnified Person shall have no liability with respect to any compromise or settlement of such Third-Party Claims effected without its Consent (which may not be unreasonably withheld).  If notice is given to an Indemnifying Person of the assertion of any Third-Party Claim and the Indemnifying Person does not, within 10 days after the Indemnified Person’s notice is given, give notice to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnifying Person will be bound by any determination made in such Third-Party Claim or any compromise or settlement effected by the Indemnified Person.

(c) Notwithstanding the foregoing, if an Indemnified Person determines in good faith that there is a reasonable probability that a Third-Party Claim may adversely affect it or its related persons other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Person may, by notice to the Indemnifying Person, assume the exclusive right to defend, compromise or settle such Third-Party Claim, but the Indemnifying Person will not be bound by any determination of any Third-Party Claim so defended for the purposes of this Agreement or any compromise or settlement effected without its Consent (which may not be unreasonably withheld).

(d) Seller and each Member hereby consent to the nonexclusive jurisdiction of any court in which a Proceeding in respect of a Third-Party Claim is brought against any Buyer Indemnified Person for purposes of any claim that a Buyer Indemnified Person may have under this Agreement with respect to such Proceeding or the matters alleged therein, and agree that process may be served on Seller and Members with respect to such a claim anywhere in the world.

(e) Buyer hereby consent to the nonexclusive jurisdiction of any court in which a Proceeding in respect of a Third-Party Claim is brought against any Seller Indemnified Person for purposes of any claim that a Seller Indemnified Person may have under this Agreement with respect to such Proceeding or the matters alleged therein, and agree that process may be served on Buyer with respect to such a claim anywhere in the world.

(f) With respect to any Third-Party Claim subject to indemnification under this Article VIII:  (i) both the Indemnified Person and the Indemnifying Person, as the case may be, shall keep the other Person fully informed of the status of such Third-Party Claim and any related Proceedings at all stages thereof where such Person is not represented by its own counsel, and (ii) the parties agree (each at its own expense) to render to each other such assistance as they may reasonably require of each other and to cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third-Party Claim.

(g) With respect to any Third-Party Claim subject to indemnification under this Article VIII, the parties agree to cooperate in such a manner as to preserve in full (to the extent possible) the confidentiality of all confidential information and the attorney-client and work-product privileges.  In connection therewith, each party agrees that:  (i) it will use its reasonable best efforts, in respect of any Third-Party Claim in which it has assumed or participated in the defense, to avoid production of confidential information (consistent with applicable law and rules of procedure), and (ii) all communications between any party hereto and counsel responsible for or participating in the defense of any Third-Party Claim shall, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

8.9 Other Claims.

A claim for indemnification for any matter not involving a Third-Party Claim may be asserted by notice to the party from whom indemnification is sought and shall be paid promptly after such notice.

8.10 Exclusive Remedy; No Incidental or Consequential Damages.

(a) Exclusive Remedy.  Subject to Section 9.4, the remedies provided in this Article VIII are the sole remedies, and are exclusive of any other remedy, whether at law or in equity, for any claims arising out of or related to this Agreement and the transaction contemplated hereby.

(b) No Incidental or Consequential Damages.  Notwithstanding anything to the contrary contained in this Agreement or provided under applicable law, no party shall be liable to any other party or any Person, either in contract or in tort, for any consequential, incidental or  special damages, including but not limited to loss of future revenue, income or profits, or any diminution of value or multiple of earnings damages relating to or arising out of this Agreement.

IX.           General Provisions

9.1 Expenses.

Except as otherwise provided in this Agreement, each party to this Agreement will bear its respective fees and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Contemplated Transactions, including all fees and expense of its Representatives.

9.2 Public Announcements.

Any public announcement, press release or similar publicity with respect to this Agreement or the Contemplated Transactions will be issued, if at all, at such time and in such manner as Buyer determines, and Seller will not release any public announcement, press release or similar publicity with respect to this Agreement or the Contemplated Transactions without the consent of Buyer.

9.3 Notices.

All notices, Consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); (b) sent by facsimile or e-mail with confirmation of transmission by the transmitting equipment; or (c) received or rejected by the addressee, if sent by certified mail, return receipt requested, in each case to the following addresses, facsimile numbers or e-mail addresses and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number, e-mail address or person as a party may designate by notice to the other parties):

Seller:

LifeGen Technologies, LLC
510 Charmany Dr., Suite 262
Madison, WI 53719
Attention:  Tomas Prolla
Fax no.:  608 441-8391

with a mandatory copy to:

Charles E. Neider
Neider & Boucher, S.C.
401 Charmany Dr., Suite 310
Madison, WI 53719
Fax no.:  608-661-4510
E-mail address:  cneider@neiderboucher.com

Members:

Richard Weindruch

Tomas Prolla

with a mandatory copy to:

Charles E. Neider
Neider & Boucher, S.C.
401 Charmany Dr., Suite 310
Madison, WI 53719
Fax no.:  608-661-4510
E-mail address:  cneider@neiderboucher.com

Buyer:

NSE Products, Inc.
75 West Center Street
Provo, UT 84601
Attention:  Tyler Whitehead
Fax no.:  (801) 345-3899
E-mail address:  tyler.whitehead@nuskin.com

with a mandatory copy to:

Dorsey & Whitney LLP
136 South Main Street, Suite 1000
Salt Lake City, Utah 84101
Attention:  Stuart Hemphill and David Marx

Fax nos.:  (612) 340-2868 and (801) 933-7373

E-mail addresses:  Hemphill.Stuart@dorsey.com and Marx.David@dosrey.com

9.4 Enforcement of Agreement.

Each party acknowledges and agrees that the other parties would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement could not be adequately compensated in all cases by monetary damages alone.  Accordingly, in addition to any other right or remedy to which a party may be entitled, at law or in equity, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

9.5 Waiver.

Neither any failure nor any delay by any party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.  To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

9.6 Entire Agreement and Modification.

This Agreement supersedes all prior agreements, whether written or oral, between the parties with respect to its subject matter (including any letter of intent) and constitutes (along with the Disclosure Schedules, Exhibits and other documents delivered pursuant to this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter.  This Agreement may not be amended, supplemented, or otherwise modified except by a written agreement executed by the party to be charged with the amendment.

9.7 Disclosure Schedules.

(a) The information in the Disclosure Schedules constitutes (i) exceptions to particular representations, warranties, covenants and obligations of Seller and Members as set forth in this Agreement or (ii) descriptions or lists of assets and liabilities and other items referred to in this Agreement.  If there is any inconsistency between the statements in this Agreement and those in the Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules with respect to a specifically identified representation or warranty), the statements in this Agreement will control.

(b) The statements in the Disclosure Schedules relate not only to the provisions in the Section of this Agreement to which they expressly relate but to any other provision in this Agreement to which the relate by reasonable interpretation.

9.8 Assignments, Successors and No Third-Party Rights.

No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other parties, except that Buyer may assign any of its rights and delegate any of its obligations under this Agreement to any affiliate of Buyer.  Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the parties.  Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to this Section 9.8.

9.9 Severability.

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect.  Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

9.10 Construction.

The headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation.

9.11 Time of Essence.

With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

9.12 Governing Law.

This Agreement will be governed by and construed under the laws of the State of Utah without regard to conflicts-of-laws principles that would require the application of any other law.

9.13 Execution of Agreement.

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.  The exchange of copies of this Agreement and of signature pages by facsimile or e-mail transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes.  Signatures of the parties transmitted by facsimile or e-mail shall be deemed to be their original signatures for all purposes.

9.14 Member Obligations.

The liability of each Member hereunder shall be joint and several with Seller and with the other Member.  Where in this Agreement provision is made for any action to be taken or not taken by Seller, Members jointly and severally undertake to cause Seller to take or not take such action, as the case may be.  Without limiting the generality of the foregoing, Members shall be jointly and severally liable with Seller for the indemnities set forth in Article VIII.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

NSE PRODUCTS, INC. By: /s/ Ritch N. Wood Name: Ritch N. Wood Title: Vice President	LIFEGEN TECHNOLOGIES, LLC By: /s/ Tomas A. Prolla Name: Tomas A. Prolla Title: President
/s/ Richard Weindruch Richard Weindruch
/s/ Tomas A. Prolla Tomas A. Prolla